JOHN S. MARTEN ATTORNEY AT LAW 312-609-7753 jmarten@vedderprice.com	VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC • LONDON October 28, 2011

VIA EDGAR

Ms. Deborah O’Neal Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	William Blair Funds (the “Registrant” or the “Trust”)
Registration Nos. 33-17463 and 811-5344

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on September 21, 2011, regarding the Registrant’s Post-Effective Amendment No. 74 to its Registration Statement on Form N-1A filed on September 1, 2011, pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of a new series of the Trust, the William Blair Macro Allocation Fund.

Comments

1.         Comment:         If estimated “Acquired Fund Fees and Expenses” are greater than 1 basis point, include a separate line item in the “Annual Fund Operating Expenses” table.

            Response:         “Acquired Fund Fees and Expenses” are estimated to be greater than 1 basis point and a separate line item for “Acquired Fund Fees and Expenses” is included in the “Annual Fund Operating Expenses” table.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales.

Ms. Deborah O’Neal Johnson

October 28, 2011

2.         Comment:         Confirm supplementally whether “Acquired Fund Fees and Expenses” are excluded from the Advisor’s agreement to waive fees and/or reimburse expenses for the Fund. In the second footnote to the “Annual Fund Operating Expenses” table state all exclusions from the Advisor’s agreement to waive fees and/or reimburse expenses. In addition, include all the exclusions from the Adviser’s expense limitation agreement in similar disclosure in the “Management of the Fund” section of the Prospectuses and in the Statement of Additional Information.

           Response:         The Fund confirms supplementally that “Acquired Fund Fees and Expenses” are excluded from the Advisor’s agreement to waive fees and/or reimburse expenses (the “expense limitation”) for the Fund. The Fund has amended the disclosures in the Fund’s Prospectuses and Statement of Additional Information to state that “Acquired Fund Fees and Expenses” are excluded from the expense limitation. The Fund confirms that all exclusions to the expense limitation are included in the disclosures in the Fund’s Prospectuses and the Statement of Additional Information.

3.         Comment:         In the second footnote to the “Annual Fund Operating Expenses” table remove the following clause: “the Advisor may continue to waive fees and/or reimburse expenses thereafter.” In addition, remove the same clause from similar disclosure in the “Management of the Fund” section of the Prospectuses and in the Statement of Additional Information.

           Response:         The requested changes have been made in the Fund’s Prospectuses and the Statement of Additional Information.

4.         Comment:         Confirm supplementally whether the Board of Trustees of the Trust can terminate the expense limitation before the stated expiration of the agreement.

           Response:         The agreement provides that the agreement shall terminate with respect to any Fund upon the earlier of the termination of the Management Agreement or the date of the expiration of the expense limitation. The agreement may only be amended through an agreement in writing between the Fund (i.e., the Board of Trustees) and the Advisor.

5.         Comment:         The Advisor’s contractual agreement to waive fees and/or reimburse expenses must extend for at least one year from the date of the Prospectuses to be included in the “Annual Fund Operating Expenses” table.

           Response:         The Fund confirms that the Advisor’s contractual agreement to limit expenses extends for at least one year from the date of the Prospectuses.

Ms. Deborah O’Neal Johnson

October 28, 2011

6.         Comment:         In the fundamental policy relating to Commodities in the Statement of Additional Information remove the word “physical” where it appears.

           Response:         The requested change has been made.

7.         Comment:         In the “Principal Risks of Investing” section in the Summary section, clarify the statement about the Advisor’s management of separate accounts.

           Response:         The Fund has revised the disclosure regarding the Advisor’s management of separate accounts as follows:

“Separate accounts managed by the Advisor may invest in the Fund and, therefore, the Advisor at times may have discretionary authority over a significant portion of the assets invested in the Fund. In such instances, the Advisor’s decision to make changes to or rebalance its clients’ allocations in the separate accounts may substantially impact the Fund’s performance.”

8.         Comment:         In the “Annual Fund Operating Expense” table, include the following parenthetical to the “Other Expenses” line item: (includes a shareholder administration fee).

           Response:         The requested change has been made.

9.     Comment:         Confirm supplementally whether dividends on short sales will be included in the “Annual Fund Operating Expenses” table.

        Response:         The Fund confirms supplementally that to the extent dividends are paid to lenders of securities in connection with short sales, such dividend expenses will be included in the “Annual Fund Operating Expenses” table in accordance with any relevant SEC guidance and current accounting standards.

10.     Comment:         Consider the disclosure in the first paragraph of the Principal Investment Strategies section in light of plain English requirements.

           Response: The Fund has revised the disclosure in the first paragraph of the Principal Investment Strategies section as follows:

In pursuing the Fund’s investment objective, the Advisor employs a dynamic global macro asset allocation strategy. This strategy

Ms. Deborah O’Neal Johnson

October 28, 2011

attempts to exploit periodic market inefficiencies by taking long and short positions in various asset classes (e.g., equity, fixed income and currencies) with a view to profit from relative movements across and within such asset classes. The Advisor uses a top-down approach that focuses on general price movements in various asset classes and currencies rather than the performance of individual company securities. The Advisor’s macro asset allocation strategy is based primarily on the fundamental investment valuations of asset classes and currencies. The Advisor believes that investment fundamentals determine future cash flows which will ultimately drive the value of asset classes and currencies. The Advisor’s goal is to identify and exploit periodic discrepancies between fundamental values and market prices. These perceived value/price discrepancies are the foundation for the Fund’s portfolio construction.

11.     Comment:         Disclose what the maturities of fixed income instruments invested in by the Fund are anticipated to be.

          Response:         The Fund may invest in fixed income securities of any maturity. The Fund has revised its prospectus to disclose that it may invest in fixed income securities of any maturity.

12.     Comment:         In the second paragraph on p. 2 and in “Credit Risk” in the “Principal Risk of Investing” section, include the following parenthetical after “high yield”: (junk bonds).

          Response:         The requested changes have been made.

13.     Comment:         In the third paragraph on p. 2, disclose whether the Fund will sell credit default swaps. If the Fund will sell credit default swaps, discuss supplementally how the Fund will cover credit default swaps that it sells.

          Response:         The Fund may sell credit default swaps. Accordingly, the Fund has disclosed that it may sell credit default swaps and has added additional risk disclosure in the prospectus regarding the risks associated with credit default swaps. Pursuant to the Fund’s Asset Segregation Policy and Procedures, if the Fund sells a credit default swap, the Fund will segregate assets in an amount at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).

Ms. Deborah O’Neal Johnson

October 28, 2011

14.     Comment:         Discuss supplementally how the Fund will cover short sales of individual securities.

          Response:         If the Fund engages in short sales of individual securities, pursuant to the Fund’s Asset Segregation Policy and Procedures, the Fund will either (1) segregate assets in an amount at least equal to the current market value of the securities sold short less margin deposits (excluding short sale proceeds held with the broker) or (2) hold a call option on the security sold short with an exercise price equal to or less than the price at which the security was sold.

15.     Comment:         In the “Principal Risks of Investing” section, include the risks associated with investing in small cap companies and real estate securities.

         Response:         The requested changes have been made.

16.     Comment:         Discuss supplementally how the Fund will obtain exposure to gold and if it is physical, how it will be custodied. (See the reference to gold in the disclosure regarding Commodity Risk.)

          Response:         To the extent the Fund seeks exposure to gold, it would solely be through investments in ETFs that provide exposure to gold or derivative instruments that use gold as a reference asset. The Fund does not intend to hold physical gold.

17.     Comment:         With respect to Leveraged ETF Risk, include disclosure regarding the risks of such ETFs leveraging through the use of derivatives as well as borrowing money.

          Response:         The requested changes have been made.

18.     Comment:         Consider whether investments in leveraged ETFs should be disclosed in the Principal Investment Strategies section for the Fund.

          Response:         The Fund has revised its prospectus to include investments in leveraged ETFs in the Principal Investment Strategies section of the Fund’s prospectus.

19.     Comment:         Discuss supplementally the Fund’s plans if the IRS does not grant the Fund’s request for a private letter ruling.

          Response:        The IRS is currently reviewing matters with respect to the tax treatment of certain commodity investments made by mutual funds and has recently suspended the issuance of private letter rulings similar to the one requested by the Fund. Given the current IRS “pause” in the private letter ruling process, the Fund is waiting to see what additional guidance the IRS may provide in this area and has not yet made any determination with respect to its plans.

Ms. Deborah O’Neal Johnson

October 28, 2011

20.     Comment:         In the first paragraph on p. 9, remove the cross reference to the Statement of Additional Information.

          Response:         The requested change has been made.

Wholly-Owned Subsidiary

21.     Comment:         Confirm supplementally whether all Subsidiary expenses will be included in the Fund’s “Annual Fund Operating Expenses” table.

          Response:         The Subsidiary’s financial statements will be consolidated with the Fund’s financial statements. Therefore, the expense information included in the Fund’s “Annual Fund Operating Expenses” table will reflect both the Fund’s and the Subsidiary’s expenses in the aggregate. However, the Subsidiary’s expenses will not be separately shown in the table.

22.     Comment:         Disclose whether the Subsidiary will be managed subject to the Fund’s compliance policies and procedures, including investment polices and restrictions, accounting policies, affiliated transactions, capital structure and leverage, liquidity, brokerage and valuation.

          Response:         The disclosure on p. 2 of the Fund’s prospectus regarding the Fund’s investment in the Subsidiary has been revised as follows:

To the extent the Fund seeks to invest in commodities, the Fund may gain exposure to the commodity markets by investing a portion of its assets in William Blair MAS Ltd., a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”), which is expected to invest mainly in commodity-linked derivative instruments, such as futures or swaps, and fixed income securities, some of which may serve as margin or collateral for the Subsidiary’s derivatives positions. In accordance with federal income tax laws applicable to regulated investment companies, the Fund may only invest up to 25% of the value of its total assets in the Subsidiary. The Advisor manages the investment and reinvestment of the assets of the Subsidiary and administers the affairs of the Subsidiary. The Advisor receives no additional compensation for providing management and administrative services to the Subsidiary. In managing the assets of the Subsidiary, the Advisor applies the Fund’s investment policies and restrictions and the Fund’s compliance policies and

Ms. Deborah O’Neal Johnson

October 28, 2011

procedures generally as if such assets were held directly by the Fund.

23.     Comment:         Disclose who will provide advisory services to the Subsidiary and who will pay for such services.

          Response:         See the response to Comment #22 above.

24.     Comment:         Disclose whether the financial statements of the Subsidiary will be consolidated with the financial statements of the Fund and whether the consolidated financial statements will be provided in the Fund’s annual and semi-annual reports to shareholders.

          Response:         The following disclosure has been added to the “Wholly-Owned Subsidiary” section on p. 12 of the prospectuses:

The financial statements of the Subsidiary will be consolidated with the financial statements of the Fund and the consolidated financial statements will be included in the Fund’s annual and semi-annual reports to shareholders.

25.     Comment:         Confirm supplementally whether the Subsidiary’s financial statements will be audited and whether the audited financial statements will be filed with the SEC.

          Response:         The Subsidiary’s financial statements will be consolidated with the Fund’s financial statements. The consolidated financial statements will be audited by Ernst & Young LLP and filed with the SEC in the Fund’s annual report to shareholders. The Fund’s semi-annual report to shareholders will contain unaudited consolidated financial statements and will be filed with the SEC. The Subsidiary will not prepare separate financial statements that will be audited and filed with the SEC.

26.     Comment:         Confirm supplementally whether the Subsidiary will enter into a management agreement that meets the requirements of Section 15(a) of the 1940 Act.

          Response:         While the Subsidiary is not required to be registered as an investment company and, therefore, is not required to enter into a management agreement that complies with Section 15(a) of the 1940 Act, the Subsidiary intends to enter into a management agreement that substantially complies with the requirements of Section 15(a). The Subsidiary intends to enter into a management agreement with William Blair & Company, L.L.C. (“William Blair”) that: (1) is in writing; (2) will initially be approved by the Fund as the sole shareholder of the Subsidiary; (3) describes the compensation to be paid (i.e., William Blair will not be compensated by the

Ms. Deborah O’Neal Johnson

October 28, 2011

Subsidiary); (4) will continue in effect for a period more than two years from the date of its execution only so long as the board or a majority of the outstanding voting securities approves its continunace annually; (5) provides that it may be terminated on 60 days’ notice; and (6) provides for automatic termination in the event of its assignment (as that term is defined in the 1940 Act).

27.     Comment:         Confirm supplementally whether the Subsidiary’s board of directors will comply with the requirements of Section 10 and Section 16 of the 1940 Act.

          Response:         The Subsidiary’s board of directors will not comply with the requirements of Sections 10 and 16 of the 1940 Act. The Subsidiary is not required to be registered as an investment company and, therefore, its board of directors is not subject to the requirements of Sections 10 and 16 of the 1940 Act. The Fund is the sole shareholder of the Subsidiary and controls the Subsidiary. The Subsidiary cannot take any extraordinary actions without the consent of the Fund. The Fund believes that no additional shareholder protections would be provided by having the Subsidiary’s board of directors comply with Sections 10 and 16 of the 1940 Act and complying with Sections 10 and 16 of the 1940 Act could increase the costs associated with the Subsidiary through directors’ fees and additional administrative burdens. To reduce expenses and for administrative ease, officers of the Trust (who are also employees of the Advisor) will serve as the members of the Subsidiary’s board of directors.

28.     Comment:         Confirm supplementally whether the Subsidiary will employ the same auditor and custodian as the Fund.

          Response:         Ernst & Young LLP, the Fund’s independent auditor, will audit the consolidated financial statements of the Fund and the Subsidiary. The assets of the Subsidiary will be maintained by State Street Bank and Trust Company, the Fund’s custodian.

29.     Comment:         Provide supplementally an analysis regarding the liquidity of the Fund’s investment in the Subsidiary.

          Response:         The Fund will consider its investment in the Subsidiary to be liquid because the Fund may redeem its interest in the Subsidiary at any time.

30.     Comment:         Confirm supplementally whether the Subsidiary will consent to examination of its books and records by the SEC.

          Response:         The Fund and Subsidiary confirm that the Subsidiary consents to the examination of its books and records by the SEC.

Ms. Deborah O’Neal Johnson

October 28, 2011

31.     Comment:         Confirm supplementally whether the Subsidiary and its directors will sign the Fund’s registration statement.

          Response:         The Fund and the Subsidiary confirm that the Subsidiary and its directors will sign the Fund’s registration statement.

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If you have any questions regarding these responses, please call me at (312) 609-7753.

Very truly yours,

/s/ John S. Marten

John S. Marten

cc:	Richard W. Smirl (William Blair & Company L.L.C.)
Andrew T. Pfau (William Blair Company L.L.C.)
Colette M. Garavalia (William Blair & Company L.L.C.)
Maureen A. Miller (Vedder Price P.C.)